BAGDAD CHASE MINING COMPANY
Home Savings Building
Broadway at Eighth Street
Los Angeles, California

April 5, 1968

Mr. C. W. Turner
General Manager
Gold Ore Mining Company P. O. Box 568
Arcadia, California

Dear Mr. Turner:

This corporation is interested in acquiring your assets, particularly the Golden Anchor Mine, Idaho County, Idaho (which we understand is committed under a lease and option agreement to Gold & Idaho Metals Co., Boise Idaho).

Accordingly the following qualified proposal to purchase such assets is hereby respectfully submitted for your consideration.

(1)The Bagdad Chase Mining Company is now in the process of changing its corporate name to Bagdad Chase Inc. In addition it is reducing the total of $1 million, $1. 00 par value, Bagdad Chase Mining Company shares presently outstanding to two hundred fifty thousand, $1. 00 par value share s of the renamed corporation, Bagdad Chase Inc.

(2) In consideration for all the as sets of The Gold are Mining Company, devoid of any and all liens, claims or liabilities of whatsoever nature that may in any manner be identified with such assets, Bagdad Chase Inc. will pay to The Gold. Ore Mining Company 790,040 shares of its capital stock.

The shares of the Bagdad Chase Mining Company have had no market value for years, nor do they now have a market value. It is expected that this condition will continue to exist with the shares of Bagdad Chase Inc. into the future until ore reserves that are now marginal become valuable thru price increase of their mineral content.

Due to the necessity of completing the formal corporate action, in revising our corporate set up - which will be finalized May 4, 1968

Mr. C. W. Turner
Gold Ore Mining Company Arcadia, California

This proposal must be considered by you as an expression of intent at this time.

Yours very truly,

BAGDAD CHASE MINING COMPANY
Secretary